EXHIBIT 99.1

Luxoft Acquires IntroPro and Expands Position in Telecommunications and Technology

NEW YORK - Luxoft Holding, Inc. (LXFT), a leading provider of software development services and innovative IT solutions to a global client base, today announced that it has acquired IntroPro, an engineering consultancy with deep expertise spanning the complete lifecycle of enterprise and embedded software architecture, development, testing and QA, maintenance and managed services for content delivery and management specifically focused on TV, Media, and Entertainment industry. This acquisition further deepens Luxoft’s vertical expertise and widens current offering for the wireless and cable / satellite providers – a customer audience that it has been actively targeting for the last few years.

IntroPro generates over 90% of its revenue from the telecom/media sector, serving several blue chip clients based in North America. This company, which resembles Luxoft in culture of engineering excellence while carrying out complex innovation-driven engagements, impeccable quality, precise domain focus, agility and Eastern European DNA, employs seasoned professionals across its offices in the United States with an offshore support from Ukraine. There are many synergies between the two companies, which should allow Luxoft solidify its position in the Telecom vertical. These synergies result from highly complementary offerings of the two companies to the same client base around legacy and next gen embedded software development services for cloud-enabled Set-Top-Boxes and other content delivery devices. Furthermore, both companies will be utilizing augmented capabilities of Luxoft’s COEs in DevOps, Cloud and Big Data that are enhanced through similar types of expertise, such as content management, subscriber management, and big data analytics, on the other.

Telecom and media segment has been heavily exposed to the digital transformation era, and the livelihood of enterprises is being influenced by changes in ways goods and services are being consumed today – the changes that are dictated not only by end customers but also by the regulators, who insist on fair and ubiquitous access to services across all of consumer devices. IntroPro has been an active contributor to multi-media strategies of its clients focused on migrating content delivery to web-based multi-channels that can be accessed everywhere through dynamic and agile modern software development methodologies.

“We are very pleased to welcome IntroPro to the Luxoft family,” said Luxoft President and CEO Dmitry Loschinin. “In the current consumer-driven economy, providers are expected to deliver affordable audio and video content that transfers seamlessly between devices, whether at home or in a vehicle, and is accessible anytime anywhere at their convenience. IntroPro is an important addition to our current offering in the Telecom and Media segment, as it is an industry leader in high quality reliable omni-channel video technology delivery and distribution solutions. We believe that IntroPro’s strong engineering team and its relevant technology capabilities will bring value for any content media providers who are looking to differentiate and capture larger market share within ever-changing audiences and various age groups.”

“Over the past eight years, we have been on an incredible journey to deliver the highest quality solutions to our clients,” said Ivan Dianov, CEO of IntroPro. “Our business is sticky, and we are proud of our success and growth across some of the well-known household names in the United States to which we deliver digital disruption-driven services. Joining the Luxoft team is the logical next step for IntroPro, as their agile global delivery platform should enable us to execute on even larger-scale strategic engagements, as well as utilize Luxoft’s other COE-driven services. We look forward to our cooperation and delivering digital transformation services to the joint client base on a new scale.”

About Luxoft

Luxoft Holding, Inc. (LXFT) is a leading provider of software development services and innovative IT solutions to a global client base consisting primarily of large multinational corporations. Luxoft’s software development services consist of core and mission critical custom software development and support, product engineering and testing, and technology consulting. Luxoft’s solutions are based on its proprietary products and platforms that directly impact its clients’ business outcomes and efficiently deliver continuous innovation. The Company develops its solutions and delivers its services from 32 dedicated delivery centers worldwide. It has more than 11,500 employees across 39 offices in 19 countries in North America, Mexico, Western and Eastern Europe, Asia Pacific, and South Africa. Luxoft is incorporated in Tortola, British Virgin Islands, has its operating headquarters office in Zug, Switzerland and is listed on the New York Stock Exchange. For more information, please visit http://www.luxoft.com.

About IntroPro

IntroPro is a global leader that provides specialized end2end product development, engineering and software development consulting in Telecom, Media and Technology (T-M-T) space. The IntroPro experts have engaged in complex, multi-vendor environments and are touching all of the converging technologies and understand the entire ecosystem in the T-M-T market. The IntroPro team provides service offerings in the entire product development lifecycle: architecture, design, implementation, testing and QA, maintenance and managed services. For more information, please visit https://www.intropro.com

Forward-Looking Statements

This news release of Luxoft Holding, Inc (“Luxoft”) contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include information about possible or assumed future results of our business and financial condition, as well as the results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. These statements are subject to, without limitation, the risk factors discussed under the heading “Risk Factors” in Luxoft’s Annual Report on Form 20-F for the year ended March 31, 2016 and other documents filed with or furnished to the Securities and Exchange Commission by Luxoft. Except as required by law, Luxoft undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this news release whether as a result of new information, future events or otherwise.

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